Exhibit 99.1

Meten Holding Group Prices $20 Million Registered Direct Offering
of Ordinary Shares Priced At-the-Market Under Nasdaq Rules

SHENZHEN, China, November 10, 2021 /PRNewswire/ -- Meten Holding Group Ltd. (“Meten Holding” or the “Company”) (NASDAQ: METX), one of the leading omnichannel English language training (“ELT”) service providers in China, today announced it has entered into definitive agreements with investors for the purchase and sale pursuant to a registered direct offering of ordinary shares. The purchase price of the ordinary shares was $0.60 per share and was priced at-the-market under Nasdaq rules. The gross proceeds of the offering will be approximately $20 million, before deducting placement agent fees and other estimated offering expenses. The Company intends to use the net proceeds for working capital and for other general corporate purposes. The closing of the registered direct offering is expected to take place on or about November 12, 2021, subject to the satisfaction of customary closing conditions.

Aegis Capital Corp. is acting as the exclusive placement agent for the Offering.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-256087) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A prospectus supplement describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010. Before investing in this Offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and the Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Meten Holding Group Ltd.

Meten Holding Group Ltd., formerly known as Meten EdtechX Education Group Ltd., is an English Language Training (ELT) service provider in China, delivering English language and skills training for Chinese students and professionals. Through a sophisticated digital platform and a nationwide network of learning centers, the Company provides its services under three industry-leading brands: Meten (adult and junior ELT services), ABC (primarily junior ELT services) and Likeshuo (online ELT). The Company offers superior teaching quality and student satisfaction, served by cutting edge technology deployed across its business, including AI-driven centralized teaching and management systems that record and analyze learning processes in real time. The Company is committed to improving the overall English language competence of the Chinese population to keep abreast of the rapid development of globalization. Its experienced management is focused on further developing its digital platform and expanding its network of learning centers to deliver a continually evolving service offerings to a growing number of students across China.

For more information, please visit: https://investor.metenedu-edtechx.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including the closing of the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations:

Ascent Investor Relations LLC

Tina Xiao

+1 917-609-0333

tina.xiao@ascent-ir.com